Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: J. Nolan McWilliams and Tonya K. Aldave

Re:	Genius Brands International, Inc. Post-Effective Amendment to Form S-1 on Form S-3 Filed December 23, 2016 File No. 333-208540

Ladies and Gentlemen:

We are submitting this letter on behalf of Genius Brands International, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2017 (the “Comment Letter”) from J. Nolan McWilliams, Attorney-Advisor, Office of Transportation and Leisure, to Andrew Heyward, the Company’s Chief Executive Officer, relating to the above-referenced post-effective amendment to the Company’s Form S-1 on Form S-3 filed with the Commission on December 23, 2016 (the “Post-Effective Amendment”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter.

General

1.	We note that you included December 31, 2014 audited financial statements in the Form S-1 declared effective December 29, 2015 and that this is the first post-effective amendment to the registration statement. If an offering continues for more than nine months, you are required to update your registration statement by post-effective amendment if the information in the prospectus is more than 16 months old. Please tell us whether any offers or sales have been made after September 29, 2016. Additionally, please tell us whether and how you communicated to the selling stockholders that they may not sell securities under this registration statement until current financial statements have been filed. Refer to Securities Act Section 10(a)(3) and Rule 427. For additional guidance, please refer to Questions 113.01 and 113.02 of the Securities Act Forms Compliance and Disclosure Interpretations.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

Page 2 January 20, 2017

Response: The Company confirms that no offers or sales were made after September 29, 2016 pursuant to the Company’s registration statement on Form S-1, declared effective December 29, 2015 (the “Registration Statement”). The Company’s transfer agent, VStock Transfer, LLC (the “Transfer Agent”), was notified by the Company that the Registration Statement could not be used after September 29, 2016. There was no communication between the selling stockholders and the Company, but those attempting to use the Company’s Registration Statement were directed by the Transfer Agent to the Company and transfers were made pursuant to Securities Act Rule 144 only, which was available.  Given the availability of Rule 144 for most sales contemplated under the registration statement, the Company determined for cost and efficiency reasons to wait to update the Registration Statement until it was Nasdaq listed and was eligible to use Form S-3.

*       *       *       *       *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6732 or jschultz@mintz.com with any comments or questions regarding the Post-Effective Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz
Jeffrey Schultz

cc:	Genius Brands International, Inc.
Andrew Heyward, Chief Executive Officer
Rebecca D. Hershinger, Chief Financial Officer
Gregory B. Payne, Executive Vice President – Legal/Business Affairs

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.